UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SCICLONE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value US$0.001 per share

(Title of Class of Securities)

80862K104

(CUSIP Number)

Ms. Shirley Lin
Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue
Beijing 100004, People’s Republic of China
Phone: +86 10 5961-1212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Trade Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,758,217
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,758,217
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,758,217[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%[2]
14.	TYPE OF REPORTING PERSON CO

1	See item 5 below.
2	Percentage calculated based on 53,127,501 shares of Common Stock issued and outstanding as of November 7, 2013.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL China Opportunities Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,758,217
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,758,217
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,758,217[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%[2]
14.	TYPE OF REPORTING PERSON PN

1	See item 5 below.
2	Percentage calculated based on 53,127,501 shares of Common Stock issued and outstanding as of November 7, 2013.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Capital Management GP L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,758,217
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,758,217
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,758,217[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%[2]
14.	TYPE OF REPORTING PERSON PN

1	See item 5 below.
2	Percentage calculated based on 53,127,501 shares of Common Stock issued and outstanding as of November 7, 2013.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Capital Management GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,758,217
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,758,217
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,758,217[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%[2]
14.	TYPE OF REPORTING PERSON CO

1	See item 5 below.
2	Percentage calculated based on 53,127,501 shares of Common Stock issued and outstanding as of November 7, 2013.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Partners Capital Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,758,217
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,758,217
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,758,217[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%[2]
14.	TYPE OF REPORTING PERSON CO

1	See item 5 below.
2	Percentage calculated based on 53,127,501 shares of Common Stock issued and outstanding as of November 7, 2013.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: Zhenfu Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,758,217
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,758,217
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,758,217[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%[2]
14.	TYPE OF REPORTING PERSON IN

1	See item 5 below.
2	Percentage calculated based on 53,127,501 shares of Common Stock issued and outstanding as of November 7, 2013.

INTRODUCTORY NOTE

This amendment No. 1 (this “Amendment No. 1”) relates to the common stock, par value $0.001 each (the “Common Stock”), issued by SciClone Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”). This Amendment No. 1 is being filed jointly by GL Trade Investment Limited (“GL Trade”), GL China Opportunities Fund L.P. (“GL Fund”), GL Capital Management GP L.P. (“GL Capital”), GL Capital Management GP Limited (“GL Management”), GL Partners Capital Management Limited (“GL Partners”), and Mr. Zhenfu Li (collectively, the “Reporting Persons”) pursuant to their Joint Filing Agreement dated as of November 19, 2012, filed with the Schedule 13D as Exhibit 99.1 and incorporated herein by reference.

This Amendment No. 1 amends and supplements the statement on the Schedule 13D filed on November 19, 2012 (the “Schedule 13D”), on behalf of the Reporting Persons with the United States Securities and Exchange Commission. Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated as following:

Except as described below, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings.  The Reporting Persons may also engage in communications with other stockholders of the Issuer, knowledgeable industry or market observers, members of the Board of Directors or management of the Issuer or other representatives of the Issuer, or other persons, regarding the Issuer, including, without limitation, its operations, strategy, management, capital structure and strategic alternatives that may be available to the Issuer. Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D, including but not limited to the acquisition or disposition by the Reporting Persons or other persons of shares of Common Stock, changing operating or market strategies of the Issuer, and extraordinary corporate transactions involving the Issuer or subsidiaries of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as following:

With respect to each of the Reporting Persons, the cover pages of this Amendment No. 1 are incorporated by reference, as if set forth in their entirety.

(a) – (b) As of the date hereof, GL Trade is the beneficial owner of 3,758,217 shares of Common Stock, which represents approximately 7.1% of the Common Stock issued and outstanding. By virtue of their investment management authority, each of the other Reporting Persons may be deemed to beneficially own the shares of Common Stock owned by GL Trade. Based on 53,127,501 shares of Common Stock issued and outstanding as of November 7, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013, the Reporting Persons are currently the beneficial owner of 7.1% of the Common Stock issued and outstanding.

The following information with respect to the ownership of Common Stock of the Issuer by each of the Reporting Persons is provided as of the date hereof:

Reporting Person	Amount of Common Stock Beneficially Owned	Percentage	Sole Power to Vote or Direct the Vote[1]	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
GL Trade Investment Limited	3,758,217	7.1%	3,758,217	0	3,758,217	0
GL China Opportunities Fund L.P.	3,758,217	7.1%	3,758,217	0	3,758,217	0
GL Capital Management GP L.P.	3,758,217	7.1%	3,758,217	0	3,758,217	0
GL Capital Management GP Limited	3,758,217	7.1%	3,758,217	0	3,758,217	0
GL Partners Capital Management Limited	3,758,217	7.1%	0	3,758,217	0	3,758,217
Mr. Zhenfu Li	3,758,217	7.1%	0	3,758,217	0	3,758,217

Except as set forth in this Item 5(a)-(b), none of Reporting Persons, and, to the best of its knowledge, any persons named in Schedules A-B hereto owns beneficially any Common Stock.

(c) Except for the transactions described in Item 4 above, there were no transactions in the Common Stock of the Company effected by the Reporting Person during the past 60 days.

[1]

GL Trade is the record owner of 3,758,217 shares of Common Stock.  GL Trade is wholly owned by GL Fund. GL Capital is the sole general partner of GL Fund.  GL Management is the sole general partner of GL Capital.  GL Partners is the record owner of 51% of the total issued and outstanding ordinary shares of GL Management.  Mr. Zhenfu Li is the record owner of 70% of the total issued and outstanding ordinary shares of GL Partners.  Due to the relationship among them, the reporting persons may constitute a "group" for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended. The reporting persons disclaim membership in such a group.

(d) Inapplicable.

(e) Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2013

GL Trade Investment Limited

By:	/s/ Ileana Bolcato
	Name:	Ileana Bolcato
	Title:	Director

GL China Opportunities Fund L.P. By: GL Capital Management GP L.P., its General Partner By: GL Capital Management GP Limited, its General Partner
By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Chief Executive Officer

GL Capital Management GP L.P.
By: GL Capital Management GP Limited, its General Partner

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Chief Executive Officer

GL Capital Management GP Limited

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Director

GL Partners Capital Management Limited

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Director

Mr. Zhenfu Li

By:	/s/ Zhenfu Li

[Signature Page to Schedule 13D Amendment]